# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FOX CORP, CIK 0001754301
CUSIP: 35137L105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1211 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000093751

## Reporting persons
- STATE STREET CORPORATION: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 14,869,604; sole dispositive power 0; shared dispositive power 19,184,441; aggregate amount beneficially owned 19,207,963 (8.8% of the class)

## Item 1. Issuer
Name of issuer: FOX CORP
Address of issuer's principal executive offices: 1211 AVENUE OF THE AMERICAS , NEW YORK, NEW YORK, 10036

## Item 2. Person Filing
Name of person filing: STATE STREET CORPORATION;
Address of principal business office or, if none, residence: ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES
Citizenship: MA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 19207963.00
Percent of class: 8.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,869,604
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 19,184,441

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: NOT APPLICABLE

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SSGA FUNDS MANAGEMENT, INC. (IA);STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. (IA);STATE STREET GLOBAL ADVISORS ASIA LIMITED (IA);STATE STREET GLOBAL ADVISORS EUROPE LIMITED (IA);STATE STREET GLOBAL ADVISORS LIMITED (IA);STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED (IA);STATE STREET GLOBAL ADVISORS TRUST COMPANY (IA);STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED (IA);STATE STREET GLOBAL ADVISORS, LTD. (IA);STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY (IA);

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: NOT APPLICABLE

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: NOT APPLICABLE

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- STATE STREET CORPORATION: ELIZABETH SCHAEFER, SENIOR VICE PRESIDENT, CHIEF ACCOUNTING OFFICER (05/09/2025)